SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:	January 11, 2008 Shaw Communications Inc.
By:
/s/  Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
SHAW LAUNCHES DIVIDEND REINVESTMENT PLAN
Calgary, Alberta (January 11, 2008) — Shaw Communications Inc. announced today that its shareholders resident in Canada can now enroll their Class B Non-Voting Participating Shares (“Class B Shares”) and Class A Participating Shares (“Class A Shares”) in Shaw’s newly created Dividend Reinvestment Plan (“DRIP”).
The Company felt it was an opportune time to introduce a DRIP, considering that it leads the North American cable industry in dividend yield and currently ranks in the top 30 high-yielding corporations included in the S&P/TSX 300 Index. The DRIP allows holders of Class B Shares and Class A Shares who are residents of Canada to acquire Class B Shares through the automatic reinvestment of cash dividends paid on their respective shareholdings. Shaw pays dividends on a monthly basis to provide shareholders with enhanced liquidity. The new DRIP further supports our shareholders by offering a convenient alternative to receiving a dividend payment and an opportunity to increase their investment in the Company without cost.
Shareholders will not pay any brokerage commissions or service charges for share purchases or withdrawals under the DRIP. All costs associated with the administration of the DRIP will be paid by Shaw. Participating shareholders will receive statements quarterly by mail which will track their investment activity. They will also receive an annual income tax reporting slip.
Shaw’s registrar and transfer agent, CIBC Mellon Trust Company (“CIBC Mellon”), will administer the DRIP and information on the plan can be obtained from the administrator by accessing its website at www.cibcmellon.com. CIBC Mellon will be using dividend proceeds to purchase Class B Shares on the open market and the number of Class B Shares to be issued under the DRIP will be based on the purchase price. The DRIP will be effective for the January 30, 2008 dividend payment.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.3 million customers, including almost 1.5 million Internet subscribers, through a reliable and extensive network, which comprises over 575,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca